UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the year ended December 31, 2007.

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ___ to ___
Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Table of Contents

Page
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3
Notes to Financial Statements	4
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10

All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit

Signatures

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Trustee and Participants of
Penske Automotive Group 401(k) Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (formerly known as the UnitedAuto 401(k) Savings and Retirement Plan) (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan
June 25, 2008

Penske Automotive Group 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Cash	$26,517	$—

Investments	188,480,083	170,647,463

Receivables:
Participant contributions	2,071,207	2,300,341
Employer contributions	1,364,145	1,225,805
Due from broker	91,772	681,540

Total receivables	3,527,124	4,207,686

Total Assets	192,033,724	174,855,149

Liabilities:
Participant refunds payable	758,258	578,258
Due to broker	117,482	676,908

Total Liabilities	875,740	1,255,166

Net assets available for benefits at fair value	191,157,984	173,599,983

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(79,410)	511,560

Net assets available for benefits	$191,078,574	$174,111,543

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions:
Investment income:
Net depreciation in fair value of investments	$(3,824,444)
Interest and dividends	8,649,430

Net investment income	4,824,986

Contributions:
Participant contributions	25,333,595
Employer contributions	5,566,439
Participant rollovers	954,109

Total contributions	31,854,143

Total additions	36,679,129

Deductions:
Distributions to participants	22,337,751
Mutual fund asset based fees	618,155

Total deductions	22,955,906

Transfers into plan, net	3,243,808

Increase in net assets	16,967,031

Net assets available for benefits, beginning of year	174,111,543

Net assets available for benefits, end of year	$191,078,574

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2007 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (“the Company” or “Plan Sponsor”), in the United States, who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. For the Plan’s mutual fund holdings, certain asset based fees are paid by the Plan. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
On July 2, 2007, the Company changed its corporate name from “UnitedAuto Group, Inc.” to “Penske Automotive Group, Inc.” As such, the Plan has been renamed from “UnitedAuto 401(k) Savings and Retirement Plan” to “Penske Automotive Group 401(k) Savings and Retirement Plan”.
On June 1, 2006, the Company effected a two-for-one split of its voting common stock in the form of a stock dividend. All share information related to the Penske Automotive Group Common Stock Fund herein reflects the stock split.
(b) Eligibility
Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.
(c) Participant Accounts
Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participant’s contributions and related employer Match Contributions, including the net investment return on the participant’s holdings.
(d) Contributions
Under the provisions of the Plan, participants in the Plan may elect to defer through payroll deductions a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 7%. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($15,500 in 2007). The Plan also permits participants who are 50 or older to make additional contributions to the Plan of up to $5,000 in 2007. A participant’s elective contributions and any related Company Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in the Diversified Stable Value Fund.

The Plan Sponsor provides a discretionary match of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections.
Certain HCE’s deferred a portion of their compensation in excess of the Plan limit (7% during 2007 and 2006 and 6% during 2005). The Plan intends to refund the excess contributions and has recorded a participant refund payable for $758,258 relating to Plan years 2005 through 2007.
(e) Loans to Participants
Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.
(f) Vesting
Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.
(g) Investments
Participant investment options consist primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.
(h) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.
(i) Forfeited Accounts
At December 31, 2007 and 2006, amounts determined as forfeited non-vested assets totaled $41,631 and $105,509, respectively. These assets will be used to reduce future Match Contributions. During 2007, Match Contributions were reduced by $378,229 from forfeited non-vested assets.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
(b) Investment Valuation and Income Recognition
Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit in a fund is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value.

Generally, investments are stated at fair value as determined by quoted market prices, except for the Plan’s investment in the Diversified Stable Value Fund, which is valued based on the underlying investments in the fund and stated at fair value and then adjusted to contract value. The Diversified Stable Value Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are valued at the outstanding loan balances. Purchases and sales of investments are recorded on a trade date basis. The Plan records dividends on the ex-dividend date.
(c) Payment of Benefits
Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were approximately $220,000 and $25,000 at December 31, 2007 and 2006, respectively.
(d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
(f) New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for the Plan’s financial statements issued for fiscal years beginning after November 15, 2007. Plan management is evaluating the impact of this pronouncement.

3. Investments
Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2007	2006
Wachovia Bank, N.A. Diversified Stable Value Fund	$66,006,785	$57,673,212
Penske Automotive Group Common Stock Fund	19,400,906	29,581,081
American Europacific Growth Fund	12,704,650	9,212,810
Neuberger & Berman Genesis Fund	9,819,621	8,462,543
Dreyfus Midcap Index Fund	9,738,248	8,981,635
Van Kampen Equity and Income Fund	9,642,965	8,719,864
During 2007, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) depreciated in value as follows:

Common collective trusts	$2,607,995
Penske Automotive Group Common Stock Fund	(7,076,317)
Mutual funds and common stock funds	643,878

Net depreciation in fair value of investments	$(3,824,444)

4. Non-participant Directed Investments
In June 2006, the Plan was formally amended to permit participants to invest all Match Contributions at their discretion. Previously, certain Match Contributions made to the Penske Automotive Group Common Stock Fund were non-participant directed. As a result of the June 2006 amendment, participants are permitted to change the investment election for all prior non-participant directed contributions and all balances are thus considered participant directed at December 31, 2007 and 2006, respectively.
5. Net Transfers To Plan
During 2007, the Company received $4,012,943 as transfers to the Plan from a plan relating to accounts of participants at a dealership that was acquired by the Plan Sponsor. There were also transfers out of the Plan relating to dealerships which were sold by the Plan Sponsor during the year 2007. The details relating to Plan transfers are as follows:

Classic Automotive Group	$4,012,943
Reed Lallier Chevrolet	(512,720)
Nissan North Olmsted	(150,341)
Landers Ford TN	(106,074)

Net transfers to Plan	$3,243,808

6. Exempt Party-in-Interest Transactions
As of December 31, 2007 and 2006, the Plan (through the Penske Automotive Group Common Stock Fund) held 1,111,163 and 1,255,031 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $21,482,781 and $22,751,597, respectively. Dividends received from the Penske Automotive Group Common Stock Fund were $339,423 in 2007. The fair value of the Penske Automotive Group Common Stock Fund was $19,400,906 and $29,581,081 at December 31, 2007 and 2006, respectively. In addition, certain Plan investments are shares of various funds managed by Wachovia Bank N.A. which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

7. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would receive 100% of their vested account balances.
8. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9. Plan Amendment
During 2007, the Plan was amended and restated to (i) provide that employees of Citrus Motors received Match Contributions under the Plan relating to the quarter ended March 31 even though they were no longer employed by Penske Automotive Group at March 31; (ii) payment of loans owed by employees of Citrus Motors would not be accelerated merely on account of termination of employment as the result of a corporate sale; and (iii) effect the name change of the Plan sponsor from United Auto Group, Inc. to Penske Automotive Group, Inc.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$191,078,574	$174,111,543
Less:
Participant contributions receivable	2,071,207	2,300,341
Employer contributions receivable	1,364,145	1,225,805
Plus:
Participant refunds payable	758,258	578,258
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	79,410	(511,560)

Net assets available for benefits per the Form 5500	$188,480,890	$170,652,095

The following is a reconciliation of total net investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total net investment income per the financial statements	$4,824,986
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2007	590,970
Total net investment income per the Form 5500	$5,415,956

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total contributions per the financial statements	$31,854,143
Add:
Contributions receivable — December 31, 2006	3,526,146
Less:
Contributions receivable — December 31, 2007	(3,435,352)

Total contributions per the Form 5500	$31,944,937

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total distributions per the financial statements	$22,337,751
Add:
Participant refunds payable — December 31, 2006	578,258
Less:
Participant refunds payable — December 31, 2007	(758,258)

Total distributions per the Form 5500	$22,157,751

11. Voluntary Compliance
In December 2006, the Company completed the process of correcting an operational error pursuant to the Internal Revenue Service’s Employee Plans Compliance Resolution System, Rev. Proc. 2003-44, Section 9. The error was caused by a failure to add back IRC Section 125 payroll deductions in determining compensation for purposes of calculating the 4% of compensation limit on Match Contributions for certain participants. This error resulted in certain employees receiving lower matches than they should have received. The failure was corrected by the Company’s contribution of the matches, plus earnings, to each affected participant’s account.

Penske Automotive Group 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2007
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Description of Investment Including Maturity Date, Rate of Interest,
	Collateral, Par or Maturity Value	Current Value
	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. DIVERSIFIED STABLE VALUE FUND	$66,006,785
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	5,937,759

	TOTAL COMMON COLLECTIVE TRUST FUNDS	71,944,544

	EMPLOYER SECURITIES
*	PENSKE AUTOMOTIVE GROUP COMMON STOCK FUND	19,400,906

	COMMON STOCK FUNDS
	HUSIC CAPITAL SMALL CAP	2,045,108
	HUSIC CAPITAL LARGE CAP	1,471,786

	TOTAL COMMON STOCK FUNDS	3,516,894

	MUTUAL FUNDS
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	7,550,190
	GOLDMAN SACHS GROWTH OPPORTUNITIES FD INS CL	4,696,163
	NEUBERGER BERMAN FASCIANO FD INV CL	1,733,342
	NEUBERGER BERMAN PARTNERS FUND	4,136,675
	NEUBERGER BERMAN GENESIS FUND	9,819,621
	DREYFUS MIDCAP INDEX FUND	9,738,248
	VAN KAMPEN EQUITY AND INCOME FUND	9,642,965
	AMERICAN EUROPACIFIC GROWTH FUND	12,704,650
	T ROWE PRICE MID CAP VALUE FUND CL R	4,604,794
	THORNBURG INTERNATIONAL VALUE FUND	7,447,695
	FIDELITY ADV MORTGAGE SEC CCA	973,518
	PIMCO TOTAL RETURN CLA	4,258,528
	THE GROWTH FUND OF AMERICA CL R3	8,520,885

	TOTAL MUTUAL FUNDS	85,827,274

*	PARTICIPANT LOANS (MATURING 2008 TO 2022 AT INTEREST RATES OF 5.0% - 10.5%)	7,790,465

	TOTAL	$188,480,083

*	Represents a party-in-interest to the plan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan
Date: June 25, 2008	By: /s/ Calvin C. Sharp
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX- 23	Consent of Independent Registered Public Accounting Firm